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                                                                  Exhibit (3)(d)

(a) EXHIBITS

     (3)(d) Amendments to Bylaws

     Article II of the By-laws of the Corporation was amended to reduce the minimum number of members of standing Board committees from three to two.

     Article IV was amended to delete references to a Controller and to officer compensation.

     The last sentence of the second paragraph of Article IX was amended and restated in its entirety to read as follows:

     "Procedures for withdrawal of moneys from accounts other than disbursing accounts shall be established from time to time by the Treasurer."

     "Article X. - Controller" was deleted in its entirety, Articles XI, XII, XIII and XIV were renumbered as Articles X, XI, XII and XIII, and "Article
XXII.  - Rights" was renumbered as "Article XIV. - Rights."

     Article XI (renumbered Article X) was amended to delete references to the Controller and Assistant Controller(s).

     Article XVI was amended and restated in its entirety to read as follows:

                                  "ARTICLE XVI
                            Certain Issues of Stock

         The Company may from time to time issue shares of its stock and may create and issue (whether or not in connection with the issuance of any of its shares or other securities) option rights or securities having conversion or option rights entitling the holders thereof to purchase or acquire shares, option rights, securities having conversion or option rights, or obligations, of any class or series, or assets of the Company, or to purchase or acquire from the Company shares, option rights, securities having conversion or option rights, or obligations, of any class or series owned by the Company and issued by any other person. Such shares, rights or securities may be issued to directors, officers (including assistant officers) or employees of the Company or any of its subsidiaries or to such other persons as the Company may determine appropriate."